EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2021

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three months ended March 31, 2021 is dated May 11, 2021. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2021 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Discontinued Operations – Ornamental Flowers”.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. the Company also provides growth capital and a strategic support platform that pursues indirect investment opportunities in the global cannabis sector, where lawful as well as other investment opportunities. The Company also makes portfolio investments in debt and equity securities where deemed strategic.

Sundial’s overall strategy is to build sustainable, long-term shareholder value by reducing leverage, improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization.
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables.
•	Driving quality in all aspects of our operation and being positioned to deliver products that consumers want when they want them.
•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics.

RECENT DEVELOPMENTS

Acquisition of Inner SPirit Holdings and Spiritleaf Retail Cannabis Network

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement (the “Agreement”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Inner Spirit for total consideration of approximately $131 million (the “Transaction”).

Under the terms of the Agreement, Inner Spirit’s shareholders will receive, for each Inner Spirit common share held, (i) $0.30 in cash and (ii) 0.0835 of a Sundial common share (representing $0.09 per Inner Spirit common share based on the 10-day volume-weighted average price (“VWAP”) of Sundial common shares on the Nasdaq Capital Market), for total consideration of $0.39 per Inner Spirit common share. The purchase price of $0.39 per Inner Spirit common share represents a premium of 54.8% to the 10-day VWAP of Inner Spirit common shares on the Canadian Securities Exchange (the “CSE”) and a premium of 62.5% to the

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closing price of Inner Spirit common shares on the CSE on May 4, 2021. The Transaction has been unanimously approved by the Boards of Directors of Sundial and Inner Spirit and is expected to close early in the third quarter of 2021.

Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes 86 franchised and corporate-owned locations.

Valens marketable securities

On May 4, 2021, the Company announced that it had acquired more than 10% of the issued outstanding common shares of The Valens Company Inc. (“Valens”). The Company now owns 16.0 million common shares of Valens, representing approximately 10.1% of the issued and outstanding common shares of Valens at April 14, 2021. The Company acquired the securities for investment purposes. The Company may, depending on market and other conditions, increase or decrease its beneficial ownership in Valens’ securities, whether in transactions over the open market, by privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

Strategic alternatives and capital raising

Following a review of its business, Sundial initiated and continues a process to explore strategic alternatives focused on maximizing shareholder value. Sundial’s board of directors (“Board”) has authorized management and its external advisors to consider a broader range of strategic alternatives, including a potential merger or other business combination, investments in other Canadian cannabis companies, including dispensaries and other retail outlets, dispositions of discrete brands and related assets, optimizing its assets, including the potential sale of its Rocky View and Merritt facilities, selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions involving the Company, or any combination of the foregoing. Sundial has engaged a financial advisor to assist with these efforts.

There can be no assurance that the exploration of strategic alternatives will result in any transaction or specific course of action. The Company has not set a timetable for the conclusion of its review of strategic alternatives and does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board has approved a specific transaction or course of action or the Company has otherwise determined that further disclosure is appropriate or required by law.

During the three months ended March 31, 2021, the Company issued 543.5 million common shares at a weighted average exercise price of US$0.7617 for gross proceeds of $525.1 million (US$413.9 million) through its ATM programs. The Company also completed two registered offerings for gross proceeds of $223.4 million and received gross proceeds of $118.6 million from the exercise of warrants issued in connection with those registered offerings (see “Other Developments – Registered Offerings” for more information). At March 31, 2021, the Company had an unrestricted cash balance of $873.4 million.

Subsequent to March 31, 2021, the Company issued 84.6 million common shares at a weighted average exercise price of US$0.9268 for gross proceeds of $97.7 million (US$78.4 million) through its ATM programs.

The strategic alternatives and capital raising process has resulted in the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis and investments.

See “Financial Results – Consolidated” for more information.

At the end of the first quarter of 2021, the Company had deployed a portion of the capital raised in several cannabis-related investments, totaling $96.0 million. These investments generated $15.1 million in interest and fee revenue and realized and unrealized gains in the first quarter of 2021.

The Company continues to strategically deploy capital with a focus on maximizing cash flows and shareholder value.

•	On April 23, 2021, the Company invested $188 million in Sunstream, a strategic capital partnership (as described below);
•	On May 4, 2021, the Company announced that it had acquired more than 10% of the issued outstanding common shares of Valens; and

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•	On May 5, 2021, the Company announced that it had entered into an agreement to acquire all of the issued and outstanding common shares of Inner Spirit.

STRATEGIC CAPITAL PARTNERSHIP

On March 15, 2021, the Company and SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture (the “Joint Venture”) through a new corporation, SunStream Bancorp Inc. (“SunStream”).

The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments. The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture’s first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $188 million (increased from its original commitment of $100 million). The Joint Venture expects to pursue additional potential mandates, including a Canadian SPAC and other investments.

OTHER DEVELOPMENTS

Registered offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional Series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The

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New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

Indiva investment

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). Indiva is a leading Canadian producer of cannabis edibles. The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving term loan to Indiva in the principal amount of $11 million (the “Term Loan”). The Term Loan bears interest at a rate of 9% per annum and has a maturity date of February 23, 2024.

Reduction in pathway ownership

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property.

COVID-19

The Company is continually monitoring and responding to the ongoing and evolving COVID-19 pandemic. The Company’s business activities have been declared an essential service by the Alberta Government and the Company remains committed to the health and safety of all personnel and to the safety and continuity of operations.

In response to COVID-19 the Company activated its Emergency Operations Centre team and Incident Command Centre to protect the health and safety of the Company’s workforce and the public, as well as to ensure the continuity of operations. The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, the Company has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and encouraging social distancing measures, including directing office staff to work from home if possible.

The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Additionally, in order to prevent and minimize any potential COVID-19 outbreak at its facilities, the Company has implemented additional measures as part of its pandemic response, including halting all non-essential external visitors to its facilities and enhanced screening measures prior to allowing employees and visitors into the facilities.

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic retain and rehire employees.

The Company became eligible for the CEWS based on decreases in revenue and has received the subsidy for certain periods.

Subsidies have been recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to either subsidy.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q1 2021	Q1 2020	Change	% Change
Financial
Gross cannabis revenue	11,748	16,590	(4,842)	-29%
Net cannabis revenue	9,891	14,006	(4,115)	-29%
Cost of sales	11,445	13,507	(2,062)	-15%
Gross margin before fair value adjustments (1)	(3,308)	(7,216)	3,908	54%
Gross margin before fair value adjustments %	-33%	-52%		35%
Interest and fee revenue	2,849	—	2,849	100%
Investment revenue	12,900	—	12,900	100%
Income (loss) from operations	1,685	(33,030)	34,715	105%
Net loss from continuing operations (2)	(134,416)	(37,861)	(96,555)	-255%
Per share, basic and diluted (2)	(0.09)	(0.35)	0.26	73%
Net loss from discontinued operations (2)	—	(6,034)	6,034	-100%
Per share, basic and diluted (2)	—	(0.06)	0.06	-100%
Net loss (2)	(134,416)	(43,895)	(90,521)	-206%
Per share, basic and diluted (2)	(0.09)	(0.41)	0.32	77%
Adjusted EBITDA from continuing operations (3)	3,327	(11,643)	14,970	129%

Statement of Financial Position
Cash and cash equivalents	873,445	60,376	813,069	1347%
Biological assets	2,835	3,531	(696)	-20%
Inventory	32,837	25,613	7,224	28%
Property, plant and equipment	114,039	116,928	(2,889)	-2%
Total assets	1,149,689	294,871	854,818	290%

Operational
Kilogram equivalents sold	3,989	4,437	(448)	-10%
Average gross selling price per gram (4)	2.95	3.74	(0.79)	-21%
Average net selling price per gram (5)	2.48	3.16	(0.68)	-21%
(1)	Includes inventory obsolescence and impairment of $1.8 million for the three months ended March 31, 2021, and $ 7.7 million for three months ended March 31, 2020.
(2)	Net loss from continuing operations, net loss from discontinued operations, net loss and related per share amounts are attributable to owners of the Company.
(3)

Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(4)	Gross selling price net of excise tax.
(5)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.

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OPERATIONAL RESULTS - CANNABIS

Kilogram equivalents sold

	Three months ended March 31
	2021	2020
Provincial boards	2,874	1,997
Medical	—	4
Licensed producers	1,115	2,436
Total kilogram equivalents sold	3,989	4,437

For the three months ended March 31, 2021, the Company sold 3,989 kilogram equivalents of cannabis compared to 4,437 kilogram equivalents for the three months ended March 31, 2020. The decrease of 448 kilogram equivalents sold was due to a decrease in kilogram equivalents sold to other licensed producers (“LPs”), partially offset by an increase in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

Selling price

	Three months ended March 31
($/gram equivalent)	2021	2020
Provincial boards	$3.15	$5.11
Medical	$7.62	$4.00
Licensed producers	$2.43	$2.62
Average gross selling price	$2.95	$3.74
Excise taxes	$(0.47)	$(0.58)
Average net selling price	$2.48	$3.16

For the three months ended March 31, 2021, the average net selling price was $2.48 per gram equivalent compared to $3.16 for the three months ended March 31, 2020. The decrease of $0.68 per gram equivalent was mainly due to lower prices for provincial board sales and slightly lower prices for sales to other LPs. Sales prices have decreased due to slower industry-wide sales and a growing discount segment.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, vape cartridges and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards and LPs).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the three months ended March 31, 2021 and 2020 are only calculated based on adult-use cannabis sales to provincial boards.

FINANCIAL RESULTS - CONSOLIDATED

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis and investments. For the three months ended March 31, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of two reportable operating segments: cannabis operations and investment operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investment operations include the deployment of capital to investment

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opportunities. Certain overhead expenses not directly attributable to either the cannabis operations segment or investment operations segment are reported in a third segment referred to as “Corporate”.

As at March 31, 2021 ($000s)	Cannabis	Investments	Corporate	Total
Total assets	319,213	827,476	3,000	1,149,689
Three months ended March 31, 2021
Net revenue	9,891	15,749	—	25,640
Depreciation and amortization	954	—	104	1,058
Gross margin	(3,452)	15,749	—	12,297
Earnings (loss) before tax	(9,172)	14,300	(139,573)	(134,445)

FINANCIAL RESULTS - CANNABIS

Revenue

Revenue by form

	Three months ended March 31
($000s)	2021	2020
Revenue from dried flower	9,716	11,724
Revenue from vapes	1,413	4,349
Revenue from oil	181	517
Revenue from edibles and concentrates	438	—
Gross revenue	11,748	16,590

Revenue by channel

	Three months ended March 31
($000s, except as indicated)	2021	2020
Provincial boards	9,042	10,200
Medical	2	16
Licensed producers	2,704	6,374
Gross revenue	11,748	16,590
Excise taxes	(1,857)	(2,584)
Net revenue	9,891	14,006
Gross revenue per gram sold	$2.95	$3.74
Net revenue per gram sold	$2.48	$3.16

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other LPs. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

Gross revenue for the three months ended March 31, 2021 was $11.7 million compared to $16.6 million for the three months ended March 31, 2020. The decrease of $4.9 million was due to a decrease in selling prices and a decrease in kilogram equivalents sold. Provincial board revenue decreased by $1.2 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold. LP revenue decreased by $3.7 million mainly due to a decrease in kilogram equivalents sold.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

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Excise taxes for the three months ended March 31, 2021 were $1.9 million compared to $2.6 million for the three months ended March 31, 2020. The decrease of $0.7 million was due to a decrease in sales to provincial boards from the comparative period. No excise taxes are payable on sales to other LPs.

Cost of sales

	Three months ended March 31
($000s, except as indicated)	2021	2020
Cost of sales	11,445	13,507
Cost of sales per gram sold	$2.87	$3.04

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended March 31, 2021 were $11.4 million compared to $13.5 million for the three months ended March 31, 2020. The decrease of $2.1 million was due to a decrease in kilogram equivalents sold compared to the prior period and a decrease in the cost of sales per gram sold compared to the prior period. Cost of sales per gram sold for the three months ended March 31, 2021 were $2.87 compared to $3.04 for the three months ended March 31, 2020. The decrease of $0.17 per gram sold was mainly due to lower per gram costs relating to dried flower and vapes sold to provincial boards.

Gross margin

	Three months ended March 31
($000s)	2021	2020
Net revenue	9,891	14,006
Cost of sales	11,445	13,507
Inventory obsolescence and impairment	1,754	7,715
Gross margin before fair value adjustments (1)	(3,308)	(7,216)
Change in fair value of biological assets	(94)	6,415
Change in fair value realized through inventory	(50)	(9,692)
Gross margin	(3,452)	(10,493)
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended March 31, 2021 was negative $3.3 million compared to negative $7.2 million for the three months ended March 31, 2020. The increase of $3.9 million was mainly due to lower cost of sales relating to lower sales volumes and costs per gram sold and a lower inventory obsolescence provision compared to the prior period, partially offset by lower net revenue. The inventory obsolescence provision was applied primarily to concentrates due to price compression in the market. The inventory obsolescence provision in the comparative period was applied primarily to bulk shake and slow-moving bulk oil inventory due to a lack of market demand.

The total inventory obsolescence and impairment recognized during the three months ended March 31, 2021 was $1.8 million, with $1.8 million relating to cost of sales and nil relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the three months ended March 31, 2020 was $14.4 million, with $7.7 million relating to cost of sales and $6.7 million relating to the change in fair value realized through inventory.

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Change in fair value of biological assets

Change in fair value of biological assets for the three months ended March 31, 2021 was a decrease of $0.1 million compared to an increase of $6.4 million for the three months ended March 31, 2020. The decrease in the current period relates to minor decreases in the expected number of plants and weighted average maturity of the stage of growth, partially offset by a minor increase in the expected selling price less costs to sell per gram. The increase in the comparative period relates to an increase in the expected selling price less costs to sell per gram, partially offset by a decrease in the expected number of plants.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Three months ended March 31
($000s)	2021	2020
Change in fair value realized through inventory sold	(50)	(3,033)
Change in fair value recognized through inventory obsolescence provision	—	(6,659)
Change in fair value realized through inventory	(50)	(9,692)

The change in fair value realized through inventory for the three months ended March 31, 2021 was a decrease of $0.1 million compared to a decrease of $9.7 million for the three months ended March 31, 2020. The increase of $9.6 million was due to the fair value component of the excess and obsolete inventory provision in the comparative period and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

Sales and marketing

	Three months ended March 31
($000s)	2021	2020
Sales and marketing	950	1,792

Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

Sales and marketing expenses for the three months ended March 31, 2021 were $1.0 million compared to $1.8 million for the three months ended March 31, 2020. The decrease of $0.8 million was mainly due to a decrease in general marketing expenses and a decrease in marketing events expenses.

Restructuring costs

	Three months ended March 31
($000s)	2021	2020
Restructuring costs	—	2,719

Restructuring costs of $2.7 million for the three months ended March 31, 2020 represent severance costs relating to the workforce reductions, legal, professional and consulting fees that relate directly to the restructuring.

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Asset impairment

	Three months ended March 31
($000s)	2021	2020
Asset impairment	—	5,659

The Company determined that indictors of impairment existed during the three months ended March 31, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

FINANCIAL RESULTS - INVESTMENTS

Interest and fee revenue

	Three months ended March 31
($000s)	2021	2020
Interest revenue from investments at amortized cost	113	—
Interest and fee revenue from investments at FVTPL	2,182	—
Interest revenue from cash	554	—
	2,849	—

Interest and fee revenue for the three months ended March 31, 2021, was $2.8 million and was generated from cannabis-related investments. The Company continues to strategically deploy capital with a focus on maximizing cash flows and shareholder value.

Investment revenue

	Three months ended March 31
($000s)	2021	2020
Investment revenue
Realized gains	8,019	—
Unrealized gains	4,881	—
	12,900	—

Investment revenue is comprised of realized and unrealized gains on marketable securities. Investment revenue for the three months ended March 31, 2021, was $12.9 million and was generated from cannabis-related marketable securities. The Company continues to strategically deploy capital with a focus on maximizing cash flows and shareholder value.

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OTHER FINANCIAL RESULTS - CONSOLIDATED

General and administrative

	Three months ended March 31
($000s)	2021	2020
Salaries and wages	3,934	4,273
Consulting fees	337	1,113
Office and general	1,319	2,894
Professional fees	882	1,536
Director compensation	88	110
Other	533	682
	7,093	10,608

General and administrative expenses for the three months ended March 31, 2021 were $7.1 million compared to $10.6 million for the three months ended March 31, 2020. The decrease of $3.5 million was mainly due to decreases in salaries and wages, consulting fees and professional fees. Throughout the prior year the Company implemented several streamlining and efficiency initiatives which included workforce optimizations.

Share-based compensation

	Three months ended March 31
($000s)	2021	2020
Simple warrants	597	282
Performance warrants	—	(42)
Stock options	70	137
Restricted share units	1,644	256
Deferred share units	1,145	162
	3,456	795

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s Board.

The fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended March 31, 2021 was $3.5 million compared to $0.8 million for the three months ended March 31, 2020. The increase of $2.7 million was due to an increase in the number of RSUs and DSUs granted. Share-based compensation expense for the three months ended March 31, 2021 included the issuance of 12,312,900 RSUs and 1,467,026 DSUs under the Company’s long-term incentive programs designed to align employee and director compensation with Company performance on a Company-wide basis. Share-based compensation expense for the three months ended March 31, 2020 included the issuance of 1,015,960 RSUs and 32,532 DSUs.

Transaction costs

	Three months ended March 31
($000s)	2021	2020
Transaction costs	3,648	1,101

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Transaction costs for the three months ended March 31, 2021 were $3.6 million compared to $1.1 million for the three months ended March 31, 2020. The increase of $2.5 million was due to costs associated with the registered offerings and various financing initiatives.

Finance costs

	Three months ended March 31
($000s)	2021	2020
Cash finance expense
Interest on Term Debt Facility	—	2,803
Interest on Syndicated Credit Agreement	—	1,197
Other finance costs	28	194
	28	4,194
Non-cash finance expense
Accretion	—	1,534
Amortization of debt issue costs	—	356
Other	23	26
	23	1,916
Interest income	—	(128)
	51	5,982

Finance costs include certain other expenses. Finance costs in the prior year included interest on the Company’s indebtedness, accretion expense associated with the Company’s indebtedness and certain other expenses.

Finance costs for the three months ended March 31, 2021 were $0.1 million compared to $6.0 million for the three months ended March 31, 2020. The decrease in costs of $5.9 million was due to decreases in interest expense and accretion due to the extinguishment and settlement of the Term Debt Facility and Syndicated Credit Agreement.

Change in estimate of fair value of derivative warrants

	Three months ended March 31
($000s)	2021	2020
Change in estimate of fair value of derivative warrants	129,944	—

An expense of $129.9 million was recorded for the three months ended March 31, 2021, reflecting the fair value of derivative warrants issued and partially converted. The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 21 in the condensed consolidated interim financial statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Net loss from continuing operations

	Three months ended March 31
($000s)	2021	2020
Net loss from continuing operations	(134,445)	(37,949)

Net loss for the three months ended March 31, 2021 was $134.4 million compared to a net loss of $37.9 million for three months ended March 31, 2020. The increased loss of $96.5 million was due to lower net revenue, change in fair value of biological assets, higher share-based compensation expense, change in fair value of derivative warrants and higher transaction costs, partially offset by lower cost of sales, lower inventory obsolescence provision, change in fair value realized through inventory, lower general and administrative expenses, lower sales and marketing expenses, no restructuring costs, no asset impairments, government subsidies, interest and fee revenue, investment revenue and lower finance costs.

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Adjusted EBITDA from continuing operations

	Three months ended March 31
($000s)	2021	2020
Adjusted EBITDA from continuing operations (1)	3,327	(11,643)
(1)	The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from continuing operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Adjusted EBITDA from continuing operations was $3.3 million for the three months ended March 31, 2021 compared to a loss of $11.6 million for the three months ended March 31, 2020. The increase was due to the following:

•	Decrease in cost of sales due to decreases in kilogram equivalents sold and per gram costs;
•	Decrease in general and administrative expenses due to lower salaries and wages, consulting fees and professional fees;
•	Decrease in sales and marketing expenses due to a decrease in general marketing activities;
•	Investment revenue; and
•	Interest and fee revenue.

The increase was partially offset by:

•	a decrease in net revenue due to decreases in kilogram equivalents sold and sales prices.

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s then outstanding obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”).

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of loss and comprehensive loss and statement of cash flows in the financial statements for the three months ended March 31, 2020 have been re-presented to show the discontinued operation separately from continuing operations. The Company no longer has an Ornamental Flower segment.

During the three months ended March 31, 2020, the Company recorded revenues of $9.0 million and a net loss of $6.0 million from Bridge Farm.

Capital expenditures with respect to discontinued operations during the three months ended March 31, 2020 consisted of $3.8 million mainly related to construction at Bridge Farm’s Clay Lake facility.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

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	2021	2020				2019
($000s, except as indicated)	Q1	Q4 (2)	Q3	Q2	Q1	Q4	Q3	Q2
Gross cannabis revenue (1)	11,748	16,865	15,525	24,341	16,590	16,262	28,690	20,284
Gross investment revenue	15,749	—	—	—	—	—	—	—
Net loss from continuing operations attributable to owners of the Company	(134,416)	(57,622)	(71,386)	(32,750)	(37,861)	(28,061)	(85,448)	(12,322)
Per share, basic and diluted	(0.09)	(0.11)	(0.53)	(0.31)	(0.35)	(0.26)	(0.93)	(0.16)
Net loss from discontinued operations attributable to owners of the Company	—	—	—	(27,593)	(6,034)	(116,927)	(12,004)	—
Per share, basic and diluted	—	—	—	(0.26)	(0.06)	(1.10)	(0.13)	—
Net loss attributable to owners of the Company	(134,416)	(57,622)	(71,386)	(60,343)	(43,895)	(144,988)	(97,452)	(12,322)
Per share, basic and diluted	(0.09)	(0.11)	(0.53)	(0.57)	(0.41)	(1.36)	(1.06)	(0.16)
(1)	Gross revenue from continuing operations.
(2)

Q4 2020 net loss from continuing operations, net loss attributable to owners of the Company and the per share amounts have been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest. Refer to note 12 in the condensed consolidated interim financial statements for the three months ended March 31, 2021.

During the eight most recent quarters the following items have had a significant chronological impact on the Company’s results:

•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm;
•	terminating the investment and royalty agreement;
•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provision for inventory obsolescence;
•	disposition of Bridge Farm;
•	issuance of secured convertible note and warrants;
•	issuance of unsecured convertible notes and warrants
•	extinguishment of the Term Debt Facility;
•	implementing several streamlining and efficiency initiatives which included workforce optimizations;
•	issuance of equity securities in the August 2020 offering;
•	conversions of secured convertible note and warrants;
•	conversions of unsecured convertible notes and warrants;
•	issuance of common shares under various ATM programs;
•	acquisition of the Zenabis investment;
•	issuance of equity securities in the 2021 registered offerings and exercise of related warrants;
•	investing and disposing of marketable securities;
•	decreasing ownership in Pathway;
•	shift to include investment strategy as part of operations.

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LIQUIDITY AND CAPITAL RESOURCES

($000s)	March 31, 2021	December 31, 2020
Cash and cash equivalents	873,445	60,376

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

See “Recent Developments – Strategic Alternatives and Capital Raising” for more information.

Debt

As at March 31, 2021, the Company was debt free.

Equity

As at March 31, 2021, the Company had the following share capital instruments outstanding:

(000s)	March 31, 2021	December 31, 2020
Common shares	1,776,025	918,844
Common share purchase warrants (1)	1,024	1,024
Simple warrants (2)	3,170	3,425
Performance warrants (3)	1,573	1,672
Stock options (4)	646	721
Restricted share units	13,622	1,657
Deferred share units (5)	4,790	3,323
(1)	1.0 million warrants were exercisable as at March 31, 2021.
(2)	2.0 million simple warrants were exercisable as at March 31, 2021.
(3)	1.0 million performance warrants were exercisable as at March 31, 2021.
(4)	0.2 million stock options were exercisable as at March 31, 2021.
(5)	DSUs are only exercisable upon a director’s departure from the Company.

As at March 31, 2021, the Company had 1.78 billion shares outstanding (December 31, 2020 - 918.8 million shares).

Common shares were issued during the three months ended March 31, 2021 in connection with the following transactions:

•	The Company sold 543.5 million common shares under ATM Programs for gross proceeds of $525.2 million;
•	Issuance of 100.0 million common shares in the January 2021 Units Offering for gross proceeds of $128.0 million;
•	Exercise of all the Series B Warrants from the January 2021 Units Offering for 33.3 million common shares;
•	Exercise of all the Series A Warrants from the January 2021 Offering for 66.7 million common shares and gross proceeds of $67.1 million;
•	Issuance of 60.5 million common shares in the February 2021 Units Offering for gross proceeds of $95.4 million;
•	Exercise of all the Additional Series B Warrants from the February 2021 Units Offering for 14.0 million common shares; and
•	Exercise of all the Additional Series A Warrants from the February 2021 Units Offering for 37.3 million common shares and gross proceeds of $51.5 million;

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From April 1, 2021 to May 11, 2021:

•	The Company sold 84.6 million common shares under ATM Program for gross proceeds of $97.7 million; and

As at May 11, 2021, a total of 1.86 billion common shares were outstanding.

Capital Expenditures

	Three months ended March 31
($000s)	2021	2020
Olds facility (1)	(513)	951
Rocky View facility	—	—
Merritt facility	—	—
Other	119	725
Total	(394)	1,676
(1)	The credit to the Olds facility relates to the recovery of construction holdbacks and a grant receivable.

Cash Flow Summary

	Three months ended March 31
($000s)	2021	2020
Cash provided by (used in) continuing operations:
Operating activities	(34,366)	(17,510)
Investing activities	(10,859)	(7,637)
Financing activities	860,246	169
Effect of exchange rate changes	(1,952)	1,558
Change in cash and cash equivalents	813,069	(23,420)

Cash Flow – Operating Activities

Net cash used in operating activities from continuing operations was $34.4 million for the three months ended March 31, 2021 compared to $17.5 million used in operating activities for the three months ended March 31, 2020. The increase of $16.9 million was due to investing in marketable securities and the change in non-cash working capital, partially offset by a decrease in net loss adjusted for non-cash items and proceeds from the disposition of marketable securities. The decrease in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities from continuing operations was $10.9 million for the three months ended March 31, 2021 compared to $7.6 million used in investing activities for the three months ended March 31, 2020. The increase of $3.3 million was mainly due to additions to investments, partially offset by the change in non-cash working capital.

Cash Flow – Financing Activities

Net cash provided by financing activities from continuing operations was $860.2 million for the three months ended March 31, 2021 compared to $0.2 million provided by financing activities for the three months ended March 31, 2020. The increase of $860.0 million was mainly due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty

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default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities are based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at March 31, 2021.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Lease obligations	490	817	177	—	1,484

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2021 of $1.5 million (December 31, 2020 - $1.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

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On May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA from continuing operations and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA from continuing operations

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Generally, adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following tables reconcile adjusted EBITDA to net loss for the periods noted.

	Three months ended March 31
($000s)	2021	2020
Net loss from continuing operations	(134,445)	(37,949)
Adjustments
Finance costs	51	5,982
Change in estimate of fair value of derivative warrants	129,944	—
Depreciation and amortization	1,058	657
Change in fair value of biological assets	94	(6,415)
Change in fair value realized through inventory	50	9,692
Unrealized foreign exchange gain	1,905	(1,769)
Unrealized gain on marketable securities	(4,881)	—
Share-based compensation	3,456	795
Asset impairment	—	5,659
Loss on disposition of PP&E	117	(610)
Cost of sales non-cash component (1)	826	780
Inventory obsolescence	1,754	7,715
Restructuring costs	—	2,719
Transaction costs (2)	3,648	1,101
Government subsidies	(2,180)	—
Other expenses	1,930	—
Adjusted EBITDA from continuing operations	3,327	(11,643)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs relate to financing activities.

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Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

RELATED PARTIES

Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. During the three months ended March 31, 2021, $89 thousand of the loan balance was settled. At March 31, 2021, the outstanding loan balance was $50 thousand. The terms are non-interest bearing and secured by shareholdings in the Company. The loan is repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company.

Related party transactions

	Transactions		Balance outstanding
	Three months ended March 31	Three months ended March 31	March 31	December 31
($000s)	2020	2019	2020	2020
Marketing, brand research and development (a)	—	945	—	—
Legal services (b)	—	279	—	(510)
	—	1,224	—	(510)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2021, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;

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•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Interpretation of income tax laws;
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities; and
•	Assumptions and methodologies for the valuation of derivative financial instruments

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

For a detailed discussion regarding the Company’s risk factors, refer to “Item 3D – Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2020. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2020, as further described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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Based on this assessment our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was not effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO, as further described below.

Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations were remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

December 31, 2020 update

During the year ended December 31, 2020, certain procedures were implemented to address the prior year material weakness through the addition of compensating controls; however, it was not fully remediated at December 31, 2020, and therefore remained as a material weakness as at December 31, 2020.

2021 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes.

The Company expects the remediation of the remaining material weakness to be complete by December 31, 2021. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein and “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein and in “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

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Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including adjusted EBITDA and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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